Gordon Feinblatt LLC

Attorneys at Law

Andrew D. Bulgin 410-576-4280 FAX 410-576-4197 abulgin@gfrlaw.com	233 East Redwood Street Baltimore, Maryland 21202-3332 410-576-4000 www.gfrlaw.com

January 4, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jacqueline Kaufman

Re:	Crumbs Bake Shop, Inc.
Pre-Effective Amendment No. 1
Registration Statement on Form S-3/A (File 333-184837)

Ladies and Gentlemen:

On behalf of Crumbs Bake Shop, Inc. (the “Company”), we transmit herewith the Company’s Pre-Effective Amendment No. 1 to the above-referenced Registration Statement on Form S-3/A. The amendment reflects the Company’s responses, filed via EDGAR on December 17, 2012, to the comments issued by the staff of the Commission on December 6, 2012. We are also transmitting herewith a marked copy of the Registration Statement, as amended, to show the additions and deletions, which include both those additions and deletions that were identified in the Company’s response letter and some additional minor revisions to the prospectus.

We also transmit herewith the Company’s request for acceleration of the effectiveness of the Registration Statement, as amended, to 9:30 a.m. on January 8, 2013, or as soon thereafter as is practicable.

Should you have any questions, please contact the undersigned at (410) 576-4280 or abulgin@gfrlaw.com.

Sincerely,

/s/ Andrew D. Bulgin

Andrew D. Bulgin

Attachments

January 4, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Jacqueline Kaufman

Re:	Crumbs Bake Shop, Inc.
Pre-Effective Amendment No. 1
Registration Statement on Form S-3/A (File 333-184837
Request for Acceleration of Effective Date

Ladies and Gentlemen:

On this date, Crumbs Bake Shop, Inc. (the “Company”) filed a Pre-Effective Amendment No. 1 to the above-referenced Registration Statement on Form S-3. The Company hereby requests acceleration of the effectiveness of the Registration Statement, as amended, to 9:30 a.m. on January 8, 2013, or as soon thereafter as is practicable. Any changes to the schedule for the effective date may be communicated through the Company’s counsel, Andrew Bulgin, Esquire, of Gordon Feinblatt LLC, The Garrett Building, 233 East Redwood Street, Baltimore, Maryland 21202-3332, at (410) 576-4280 (voice), (410) 576-4196 (facsimile), or abulgin@gfrlaw.com (e-mail).

The Company hereby acknowledges that:

•	should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Crumbs Bake Shop, Inc.

By:	/s/ Julian R. Geiger
Julian R. Geiger
President and Chief Executive Officer

110 W 40th Street • Suite 2100 • New York, NY 10018

TEL 212.221.7105 • www.crumbs.com